UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

   Dickstein    Mark
   c/o Dickstein Partners Inc.
   660 Madison Avenue, 16th Floor
   New York, NY  10021

2. Issuer Name and Ticker or Trading Symbol

   Marvel Enterprises, Inc.  (MVL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   March 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X)(2) Director (X)(2) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X)(1) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
----------------------------------------------------------------------------------------------------------------------------------|
Common Stock,$.01 par      |1/20  | A  |V|  10,000          | A |    (3)    |   57,500          | D(4) |                           |
value ("Common Stock")     | /99  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |3/02  | S  | | 475,000(5)       | D |  $5.94    |                   |   D  |                           |
                           | /99  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |3/05  | S  | |   4,000(5)       | D |  $6.25    |  134,967          | D,I  | (1)(6)                    |
                           | /99  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |3/02  | S  | |  25,000(7)       | D |  $5.94    |  170,620          | D,I  | (1)(8)                    |
                           | /99  |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |1,458,029          |   I  | (1)(9)                    |
                           |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|


                                                                     Page 1 of 7

___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option (Right to Buy) | $6.25  |1/20 | A  |V| 20,000    |   |(10) |11/11|Common Stock| 20,000| N/A   | 20,000     | D |            |
(3)                   |        | /99 |    | |           |   |     |/2003|            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:



SIGNATURE  OF  REPORTING  PERSON

/s/ Mark Dickstein
--------------------------------------------
Mark Dickstein


   4/12/99
-------------
    DATE



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             Joint Filer Information
                             -----------------------

Name:                      Dickstein Focus Fund L.P.

Address:                   660 Madison Avenue, 16th Floor
                           New York, New York 10021

Designated Filer:          Mark Dickstein

Statement for
Month/Year:                March 1999

Issuer & Ticker Symbol:    Marvel Enterprises, Inc.    (MVL)






Signature:

DICKSTEIN FOCUS FUND L.P.
By:      Dickstein Partners, L.P., general partner
By:      Dickstein Partners Inc., general partner


       /s/ Alan S. Cooper                                    4/12/99
By:    ----------------------                                --------
       Name: Alan S. Cooper                                   Date
       Title: Vice President

                             Joint Filer Information
                             -----------------------

Name:                      Dickstein International Limited

Address:                   129 Front Street
                           Hamilton HM 12, Bermuda

Designated Filer:          Mark Dickstein

Statement for
Month/Year:                March 1999

Issuer & Ticker Symbol:    Marvel Enterprises, Inc.    (MVL)






Signature:

DICKSTEIN INTERNATIONAL LIMITED
By:      Dickstein Partners Inc., its advisor


       /s/ Alan S. Cooper                                    4/12/99
By:    ----------------------                                --------
       Name: Alan S. Cooper                                   Date
       Title: Vice President

                             Joint Filer Information
                             -----------------------

Name:                      Dickstein Partners, L.P.

Address:                   660 Madison Avenue, 16th Floor
                           New York, New York 10021

Designated Filer:          Mark Dickstein

Statement for
Month/Year:                March 1999

Issuer & Ticker Symbol:    Marvel Enterprises, Inc.    (MVL)






Signature:

DICKSTEIN PARTNERS, L.P.
By:      Dickstein Partners Inc., general partner

       /s/ Alan S. Cooper                                    4/12/99
By:    ----------------------                                --------
       Name: Alan S. Cooper                                   Date
       Title: Vice President

                             Joint Filer Information
                             -----------------------

Name:                      Dickstein Partners Inc.

Address:                   660 Madison Avenue, 16th Floor
                           New York, New York 10021

Designated Filer:          Mark Dickstein

Statement for
Month/Year:                March 1999

Issuer & Ticker Symbol:    Marvel Enterprises, Inc.    (MVL)






Signature:

DICKSTEIN PARTNERS INC.

       /s/ Alan S. Cooper                                    4/12/99
By:    ----------------------                                --------
       Name: Alan S. Cooper                                   Date
       Title: Vice President

Name and address of Designated Filer:            Mark Dickstein
                                                 C/o Dickstein Partners Inc.
                                                 660 Madison Avenue, 16th Floor
                                                 New York, New York 10021

Statement for Month/Year:                        10/1/98

Issuer Name and Trading Ticket or Symbol:        Marvel Enterprises, Inc.  (MVL)


                            Explanation of Responses:

(1) Mark Dickstein ("Mr. Dickstein") is the president and sole shareholder of Dickstein Partners Inc. ("DPI"). DPI is the general partner of Dickstein Partners, L.P. ("DPLP"), and advisor to Dickstein International Limited ("DIL"). DPLP is the general partner of Dickstein & Co., L.P. ("DCO") and Dickstein Focus Fund L.P. ("DFF"), and together with DIL, DPLP, DPI and Mr. Dickstein, the "Group Filers"). Pursuant to instruction 4(b)(v) to Form 4, Mr. Dickstein has been designated to file this Form 4 on behalf of the Group Filers (the "Designated Filer").

(2) Mr. Dickstein is a member of the Board of Directors of the Issuer. Also, the Group Filers may be deemed to be members of a group for purposes of
     Section 13(d) of the Securities Exchange Act of 1934, as amended that holds in excess of 10% of the outstanding of the outstanding shares of Common
     Stock.  Reference  is made to the  statement  on Schedule  13D of the Group
     Filers and others dated October 13, 1998, as amended in respect of the Common Stock as it may be from time to time amended. By filing this statement, each of the Group Filers, except for Mr. Dickstein, does not concede that it is subject to Section 16(a) of the Securities Exchange Act of 1934, as amended.

(3) Granted to the Issuer's non-employee directors pursuant to the 1998 Marvel Enterprises, Inc. Stock Incentive Plan.

(4)  Shares held directly by Mr. Dickstein.

(5)  Shares sold by DIL.

(6) Shares owned directly by DIL, which may be deemed to be owned indirectly by Mr. Dickstein and DPI. Each of Mr. Dickstein and DPI disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interest.

(7)  Shares sold by DFF.

(8) Shares owned directly by DFF, which may be deemed to be owned indirectly by Mr. Dickstein, DPI and DPLP. Each of Mr. Dickstein, DPI and DPLP disclaim ownership of such shares, except to the extent of their respective pecuniary interest.

(9) Shares owned directly by DCO, which may be deemed to be owned indirectly by Mr. Dickstein, DPI and DPLP. Each of Mr. Dickstein, DPI and DPLP disclaim ownership of such shares, except to the extent of their respective pecuniary interest

(10) One-third exercisable immediately, one-third exercisable on or after November 11, 1999 and one-third exercisable on or after November 20, 1999.